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April 12, 2017

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rockwell Medical, Inc. (the “Company”) Soliciting Material Under Rule 14a-12 Filed March 2, 2017 by Richmond Brothers, Inc. et al. File No. 000-23661

Dear Mr. Orlic:

In connection with the response, dated March 17, 2017, provided by Richmond Brothers, Inc. and Mark H. Ravich and the other participants in their solicitation (collectively, “Richmond Ravich”) with respect to the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 15, 2017 (the “Staff Letter”) with regard to the above-referenced matter, Richmond Ravich advised the Staff that it would provide the Staff with copies of its court filings made in the Eastern District of Michigan related to the matters raised by the Staff in Comments 1 and 2 of the Staff Letter.

On April 10, 2017, Richmond Ravich submitted a memorandum in opposition to the Company’s Motion for a Preliminary Injunction and the Company’s objection to the March 24, 2017 order denying the Company’s request for expedited discovery. A courtesy copy of Richmond Ravich’s filing is attached hereto as Exhibit A.

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel

cc:	David S. Richmond, Richmond Brothers, Inc. Mark H. Ravich Steve Wolosky, Olshan Frome Wolosky LLP

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April 12, 2017

EXHIBIT A

MEMORANDUM IN OPPOSITION TO THE COMPANY’S MOTION FOR A PRELIMINARY INJUNCTION & OBJECTION TO THE MARCH 24, 2017 ORDER DENYING EXPEDITED DISCOVERY